Snipp Receives Six-Figure Enterprise Loyalty Renewal Order for 2018 From

One of the Leading European Motorway Service Area Operators

TORONTO, Jan. 17, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a renewal agreement with a leading motorway service area operator with multiple locations in the US, UK and Ireland. The client is a major gas retailer with over 200 locations and has been a client of the Company for over three years.

This win is significant for the Company as the client had conducted a broad search to benchmark Snipp’s solution against the competition and, after carrying out its competitive review, chose to renew its contract due to the flexibility, depth and overall superiority of Snipp’s platform.

The client’s loyalty rewards program rewards guests when they buy gas and shop at the retail gas centers. Guests can earn points at any one of their nationwide outlets and redeem points for a variety of rewards and other incentives.

“We are very pleased to renew our relationship with another existing customer, especially after a competitive renewal process,” said Atul Sabharwal, Chief Executive Officer at Snipp. “We look forward to continue delivering value-added programs and benefits to this client and hope that the client will consider deploying this solution to their other markets in the future. This is our second big renewal for 2018 and we are very happy with the way things are kicking off for us this year.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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